780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

September 30, 2010

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontegra Funds, Inc. (Registration Nos.: 333-7305; 811-7685)
Form N-1A - Frontegra Hexam Emerging Markets Fund

Dear Ms. Williams:

The purpose of this letter is to respond to oral comments received from you on Monday, June 28, 2010 regarding the registration statement on Form N-1A (“Registration Statement”) filed by Frontegra Funds, Inc. (the “Company”) on April 20, 2010 relating to the Frontegra Hexam Emerging Markets Fund (the “Fund”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

1.

Comment:  On the page following the cover page of the prospectus, delete the language regarding the Fund’s investment strategy and investment objective.

Response:  Done.  We deleted the entire page following the cover page of the prospectus.

2.

Comment:   Under “Summary Section - Fees and Expense of the Fund” (1) add a parenthetical under “Redemption/Exchange Fees” regarding the $15 fee charged for fees redeemed by wire and (2) revise certain headings under “Annual Fund Operating Expenses” to conform with new Form N-1A.

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Ms. Patricia Williams

U.S. Securities and Exchange Commission

September 30, 2010

Response:  We revised the headings in the table to conform to new Form N-1A requirements, including creating separate lines for “Redemption” and “Exchange” fees and adding an additional line for “Maximum Account Fees” to describe the fees that will be charged for investments made by wire and for checks that do not clear.

3.

Comment:  Confirm that the expense cap agreement between Frontegra Asset Management, Inc. and Frontegra Funds, Inc. is a contractual arrangement.

Response:  We confirm that the expense cap agreement is a contractual arrangement, and have revised the language in footnote number two to the fee table accordingly.

4.

Comment:  Under “Summary Section - Example,” delete the language describing the calculation of expenses relating to reinvestment of the fund’s dividends and distributions and the fee waiver/expense reimbursement arrangement.

Response:  Done.

5.

Comment:  Under “Summary Section - Principal Investment Strategy”: (1) state that at least 80% of the Fund’s securities will be invested in emerging market securities and (2) describe the equity-related securities in which the Fund may invest.

Response:  Done.

6.

Comment:  Under “Summary Section - Principal Investment Strategy,” confirm that the Fund will be diversified.

Response:  We confirm that the Fund will be diversified.

7.

Comment:  Under “Summary Section - Principal Investment Risks,” risks relating to derivatives are disclosed.  If the Fund will invest in derivatives, please describe the use of derivatives in the Principal Investment Strategy.  Additionally, please describe each kind of derivative in which the Fund will invest.

Response:  The Fund will not invest in derivatives.  Accordingly, we have deleted the language relating to derivatives risk and have not added related language to the Principal Investment Strategy.

Ms. Patricia Williams

U.S. Securities and Exchange Commission

September 30, 2010

8.

Comment:  Under “Summary Section - Principal Investment Risks,” revise the paragraph heading “Non-U.S. Government Securities Risk” to “Non-U.S. Government-Backed Fixed Income Securities Risk.”

Response:  Done.

9.

Comment:  Under “Summary Section - Purchase and Sale of Fund Shares,” delete the address listed and methods by which a potential investor may purchase or redeem shares.

Response:  We revised this language, however, we still included the methods by which a potential investor could purchase or redeem shares in accordance with Form N-1A requirements.

10.

Comment:  Please move the section “Prior Performance of Hexam” to after the section “Fund Management.”

Response:  Done.

11.

Comment:  Please advise whether the prior performance figures are net of all account or private investment vehicle fees and expenses.

Response:  The prior performance figures are gross of all fees and charges but net of all transaction costs.

12.

Comment:  Please advise whether shares of the Fund sold by financial intermediaries will be sold at the net asset value (NAV) of the Fund.

Response:  We confirm that shares of the Fund sold by financial intermediaries will be sold at the NAV of the Fund.  Additionally, we have added language to this effect under the section “Your Account.”

*****

Please call me at (414) 287-9334 if you have any questions.

Ms. Patricia Williams

U.S. Securities and Exchange Commission

September 30, 2010

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michele L. Racadio

Michele L. Racadio